Exhibit 99.5

Clearlake Capital Group, L.P. 233 Wilshire Blvd., Suite 800 Santa Monica, CA 90401 T: 310.400.8800 F: 310.400.8801

April 14, 2024

VIA EMAIL

Andrew Leitch, Chairman, Board of Directors of Blackbaud, Inc. (“Blackbaud” or the “Company”)
Michael Gianoni, President & CEO and Director of Blackbaud
Anthony Boor, Executive Vice President & CFO of Blackbaud
Kevin Brunner, Co-Head of Global M&A, Bank of America Merrill Lynch

Cc: Board of Directors of Blackbaud (Deneen DeFiore, George Ellis, Yogesh Gupta, Rupal Hollenbeck, D. Roger Nanney, Sarah Nash, and Kristian Talvitie)

Ladies & Gentlemen:

On behalf of Clearlake Capital Group, L.P. (together with its affiliates, “Clearlake”), we are pleased to submit this non-binding indication of interest (this “Proposal”) to acquire all of the outstanding shares of Blackbaud. We continue to believe in the Company’s potential since our initial investment in March 2020, over four years ago now. However, despite the management team’s determined best efforts, we must acknowledge that the Company continues to face substantial operational challenges that require transformational change and investment over many years. We believe these challenges can practically only be addressed as a private company with the support of a strategic party or sponsor, such as Clearlake, that can provide the necessary financial and institutional support.

We believe that these long-term challenges are also reflected in the Company’s current share price as of market close on April 12, 2024, which has significantly underperformed when measured against other comparable software companies and reflects an unacceptably low appreciation of 3.7% from the Company’s 1-year VWAP of $73.96. The stagnation in share price becomes particularly evident when benchmarked against relevant peer sets, as the Company’s share price has materially underperformed compared to the NASDAQ Composite and Bessemer Emerging Cloud indices, both of which have appreciated on a cumulative basis by 14% and 22% over a 1-year time period and by 35% and 42% over the last 5 years versus the Company’s share price appreciation of only 3.7% and 16.6% in the same time periods, respectively.

The Company’s challenges have not been, and we believe cannot be, addressed as a public company. We view a “take-private” transaction with Clearlake as the clearest path to maximizing value for the Company’s stockholders. In the event the Board determines, consistent with its fiduciary duties to all stockholders, that a sale to Clearlake is not in the best interest of stockholders, we would support an alternative sale transaction recommended by the Board that provides superior stockholder value.

Clearlake Overview

Founded in 2006, Clearlake is an investment firm operating integrated businesses across private equity, credit, other related strategies. With a sector-focused approach, the firm seeks to partner with experienced management teams by providing patient, long term capital to dynamic businesses that can benefit from Clearlake’s operational improvement approach, O.P.S.® The firm’s core target sectors are technology, industrials, and consumer. Clearlake currently has over $75 billion of assets under management, and its senior investment principals have led or co-led over 400 investments. The firm is headquartered in Santa Monica, CA with affiliates in Dallas, TX, London, UK, Dublin, Ireland, and Singapore.

Proposal

1.
Valuation. Based on publicly available information, we are prepared to acquire all of the outstanding shares of the Company for $80.00 per share in cash. We believe this price per share is compelling for the Company’s stockholders, as it represents an immediate and substantial premium of 78% to the unaffected share price of $45.01 as of the market close on October 3, 2022 (the date on which Clearlake filed its Schedule 13D), as well as a 13% increase to our initial proposal on March 24, 2023. Further, this proposal represents a premium of approximately 23% and 22% to the 3-year and 5-year volume-weighted average share prices of $65.29 and $65.82, respectively, as of market close on April 12, 2024.

2.
Financing. Our firm has consummated over $100 billion of transactions in the past four years alone. As a result, we are very confident in our ability to execute this transaction. Our experience executing take-private software transactions at similar headline enterprise values – including Alteryx, Cornerstone OnDemand, and Endurance – bolsters our conviction that we can move swiftly to close the transaction contemplated by our Proposal.

We have longstanding relationships with banks and institutional lenders and have held specific discussions with several lenders regarding this transaction. As a result of those dialogues, we are highly confident in our ability to arrange the financing for this transaction and complete the financing process on an expedited timeline.

3.
Due Diligence. We have a thorough understanding of the Company’s business and prospects. As such, we believe that we can complete our due diligence review expeditiously, assuming reasonable access to the Company’s management team and information. Our confirmatory diligence review will be focused on discussions with management and completion of business due diligence as well as customary review of accounting, tax, and legal matters. We and our advisors are also prepared to meet with the Company and its advisors to answer any questions they may have regarding this Proposal.

4.
Required Approvals. We are not encumbered by a lengthy approval process to execute or complete a transaction. We have discussed this Proposal at the most senior levels within Clearlake and have investment committee approval, upon completion of satisfactory due diligence, to execute definitive documentation.

5.
Timing. Assuming reasonable access to management and Company data, we are highly confident we can complete business due diligence and sign a definitive written agreement promptly and as fast as any other potential counterparty. Specifically, if provided reasonable access to the Company and its advisors, we believe we can execute a transaction in approximately four weeks.

6.
Third-Party Advisors. We have retained Jefferies LLC, J.P. Morgan Securities LLC, Qatalyst Partners LP, and Rothschild & Co. as our financial advisors, Sidley Austin LLP as our legal advisor, and accounting advisors to advise us on the proposed transaction.

7.
Legal. As required by applicable law, we are obligated to promptly file an amendment to our Schedule 13D disclosing this Proposal. This Proposal is subject to satisfactory completion of due diligence, which will include, among other items, diligence of a business, financial, legal, and tax nature. This Proposal is not intended to be and does not constitute a legally binding obligation of any party and shall not impose any liability upon Clearlake or the Company.

* * * *

Thank you for the opportunity to present our Proposal. We look forward to working with you in an effort to maximize value for the Company’s stockholders.

Sincerely,

CLEARLAKE CAPITAL GROUP, L.P.

By:	/s/ Behdad Eghbali
Behdad Eghbali